U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted pursuant to Rule 14a-6(g)

1.         Name of the registrant:

Post Properties, Inc.

2.          Name of person relying on exemption:

John A. Williams

3.         Address of person relying on exemption:

One Riverside
4401 Northside Parkway
Suite 100
Atlanta, Georgia 30327-3057

4.         Written materials. The following written materials are attached:

Exhibit 1:    Press Release issued by John A. Williams that appears on John A. Williams' Website at www.postshareholders.com, first posted on May 18, 2004.